United States securities and exchange commission logo





                            March 1, 2022

       Eli Spiro
       Chairman and Chief Executive Officer
       CleanTech Acquisition Corp.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: Cleantech
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 31,
2022
                                                            File No. 333-262431

       Dear Mr. Spiro:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed January 31, 2022

       Cover page

   1.                                                   Disclose the thresholds
that constitute a    Triggering Event    for your Earnout Shares here
                                                        and where appropriate
elsewhere in your disclosure. Describe any other material terms of your Earnout Shares.
   2. Specify the "Per Share Merger Consideration Value" and "Exchange Ratio" on your cover page.
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3.       Please tell us why you have included both the PIPE investment share approval and the
         business combination share approval in the same proposal being presented to
         CLAQ stockholders. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as
         Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure
         Interpretations.
Q: How will the Initial Stockholders vote?, page 7

4. We note your disclosure that only 3.1% of the outstanding shares of the common stock held by your public stockholders must vote in favor of the Business Combination Proposal for it to be approved. With respect to both you and Nauticus, please also compare the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the proposed transaction. Refer to
         Item 3(h) of Form S-4.
Q: Do any of CLAQ's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 9

5. Expand the discussion here to summarize the material conflicts of interest you describe elsewhere in your disclosure. In those disclosures, we note you provide the aggregate amount your Initial Stockholders will forfeit if a business combination is not completed.
         Clarify if this includes the value of any unexercised private placement warrants or the expenses (in the amount of $1,300,000) and "transaction costs" described on page 61.
         Please revise the aggregate dollar amount that the sponsor and its affiliates have at risk that depends on completion of a business combination to include any loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, in addition to the current value of securities held. Provide similar
         disclosure for the company   s officers and directors, if material.
Lastly, revise to remove
         the uncertainty in the statement that certain CLAQ executive officers and directors "may be deemed" to have interests that differ from those of CLAQ stockholders generally.
Q: What are the material differences, if any, in the terms and price of securities issued at the time of the CLAQ IPO..., page 9

6.       You define    PIPE Investment    to include the issuance and sale of
$35.3 million of
         common stock and, separately, up to $40 million of debentures. However, your disclosure here only contemplates the issuance and sale of $35.3 million of common stock. Please advise or revise here and throughout your disclosure to discuss the secured debentures that are part of your PIPE financing.
Q: What equity stake will current stockholders of CLAQ and Nauticus stockholders hold in the
Combined Company after the closing?, page 9

7.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities (including the
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         exercise of all warrants and conversion of any convertible securities). Revise your
         existing answer to account for the total potential ownership in each of the redemption scenarios you present on page 23. Please also revise the risk factor on page 62 and the presentation of your security ownership after the business combination on page 186 to reflect each redemption scenario.
Q: How do I exercise my redemption rights?, page 10

8. Clarify whether redeeming shareholders will be able to retain their warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to the public stockholders.
Summary of the Proxy Statement/Prospectus, page 15

9. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders. Include a sensitivity analysis showing the range of redemption scenarios you have prepared on page 23 of your prospectus.
10. It appears that fees owed to Chardan Capital Markets, LLC pursuant to the business combination marketing agreement remain constant and are not adjusted based on redemptions. Revise to disclose the effective fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Nauticus Robotics, Inc., page 16

11.      We note your disclosure on page 45 that indicates "Nauticus    core
products are still in the
         development and testing phase" and that manufacturing and delivery of the Aquanaut are not expected to begin before the end of 2022. Further, you state on pages 36 and 37 that
         the "RaaS launch of Nauticus    core product, Aquanaut, may be
delayed" beyond 2022 and
         that Nauticus has "no hard commitments" for RaaS subscriptions, which is a new business model. However, your prospectus summary suggests that Nauticus has active sales and subscriptions by stating that Nauticus' "robotics products and services are delivered to commercial and government-facing customers through a Robotics as a Service (RaaS)
         business model and direct product sales for both hardware platforms and software licenses." Your prospectus summary also describes Nauticus' robotics portfolio as a
         "sample set." Please reconcile and identify which products, if any, are currently available through either direct sales or Nauticus' RaaS model or both; for "sample set" products in development, present the timeline for sale or manufacture, as applicable. Lastly, given the
         "early-stage" status of Nauticus' business, provide the basis for your assertion that the
            Implementation of these technologies enables substantially improved operations at significantly reduced costs and greenhouse gas emissions over conventional methods.
12. Given the prominent role your disclosure indicates Nauticus' RaaS model will have in its business, amend your prospectus summary to clearly describe what Nauticus' RaaS
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         subscriptions will offer customers and when it expects to launch this model. Clarify
         whether any products will be limited to either Nauticus' RaaS model or direct product sales. Further, as you note that the RaaS service has yet to launch, identify the services that Nauticus has provided to customers to date that generate revenue and distinguish those from Nauticus' RaaS business. Disclose if Nauticus plans for those services to continue after the launch of the RaaS business.
Conditions to Closing, page 19

13. Earlier versions of the Merger Agreement appear to contain a provision requiring the formation and funding of a public benefit corporation as a wholly owned subsidiary of
         CleanTech. Similarly, we note disclosure stating that the minimum cash condition was initially set at $200,000,000. Please revise or advise, and supplement the disclosure in the Background of the Business Combination section.
Securities Purchase Agreement, page 20

14. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash condition required to complete the business combination transaction after returning funds to redeeming stockholders. Revise your disclosure to discuss the key terms of the convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders. In doing so, identify the conversion price of your secured debentures or disclose how the conversion price will be determined. We also note your disclosure states that up to a principal amount of $40,000,000 in secured debentures will be offered, but your securities purchase agreement, filed as Exhibit
10.4 and executed on
         December 16, 2021, identifies the purchase of a principal amount of $34,00,000 in debentures and 2,720,000 warrant shares. Elsewhere, on page 83, you state that ATW
         Special Situations I LLC committed to purchase convertible notes in the principal amount of $38.06 million. Revise to clearly describe this transaction and the counterparty in your disclosure and describe how you determined that proceeds of the PIPE investment for the secured debentures and warrants will generate proceeds of $37.2 million on page 150.
         Further, reconcile the 2,720,000 warrant shares specified in Exhibit
10.4 with the
         3,036,794 warrants described on page 150. Lastly, clarify your description of the warrants to state what each warrant will entitle the holder to purchase when exercised.
Ownership of the Post-Business Combination Company After the Closing, page 23

15. In the first paragraph of your narrative disclosure, please clarify that the post-merger ownership figures you present assume that there are no redemptions by
the SPAC   s public
         stockholders. In the second paragraph of your narrative disclosure, you state that the following table shows all possible sources and the extent of
dilution,    yet footnotes (7),
         (8), (9), and (10) note that certain sources of dilution were excluded. Revise to clearly disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of
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         equity held by founders, convertible securities, including warrants retained by redeeming
         shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Risk Factors, page 32

16. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
17. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
18. Disclose any material risks arising from the contingent right to receive the Earnout Shares granted as merger consideration in your business combination.
Nauticus has identified a material weakness in its internal control over financial reporting. This material weakness..., page 33

19. We note your disclosure regarding Nauticus' material weakness in internal control over financial reporting. Please revise to clarify what steps you have taken, to date, and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Lastly, you indicate here that your internal control over financial reporting was not effective as of December 31, 2022. Please revise or advise.
RaaS launch of Nauticus' core product, Aquanaut, may be delayed beyond the end of 2022, page
36

20. Your caption to this risk factor notes the delay of the Aquanaut's RaaS launch, but the body of the risk factor discusses when "Nauticus expects to commercially launch its RaaS business" by the end of 2022. Please clarify whether the RaaS business model or the
         Aquanaut may be delayed or both.
Nauticus is dependent on its suppliers, some of which are currently single or limited source suppliers, page 46

21. You disclose that Nauticus is dependent on its suppliers. For any of Nauticus' principal suppliers, revise your disclosure to identify the names of such suppliers. Refer to Item
         101(h)(4)(v) of Regulation S-K. Further, if Nauticus has material contracts or is substantially dependent upon any agreements with its suppliers, summarize the material
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         terms and file a copy of any such agreement as an exhibit to your registration statement
         pursuant to Item 601(b)(10) of Regulation S-K.
CLAQ and Nauticus have incurred and expect to incur significant costs associated with the
Business Combination, page 61

22. Provide an estimate of the significant expenses you state Nauticus is expected to incur in connection with the business combination. With respect to the $1,300,000 in expenses estimated for CLAQ, please disclose if this includes the aggregate value of all payments and reimbursements, including amounts due to the sponsor, officers and directors, and their affiliates under the terms of any applicable agreement. Finally, clarify the last sentence in this risk factor to distinguish between the pre- and post-merger entity.
Background of the Business Combination, page 76

23.      You state that you entered into    exclusive negotiations    with
Nauticus on September 17,
         2021, but later disclose engagement with a water and wastewater treatment company, clean energy company, a sustainable resource technology company, and a renewable energy solutions company that occurred in September and October. Please advise or revise. Please also clarify whether these engagements occurred in the same year as the others disclosed in your timeline. You also state on page 78 that initial conversations
         were held with Nauticus and its advisors    as potential
counterparties to a transaction    in
         September 2021. However, your timeline also discloses several meetings in July and
         August 2021 with Nauticus parties. Please clarify.
24. We note your disclosure of the convertible debt PIPE security negotiations with ATW
         Partners on page 80 that included diligence and meetings until December 16, 2021.
         Please revise to clarify whether these negotiations resulted in a binding agreement. We also note on page 81 a separate paragraph mentioning a subsequent potential convertible
         debt PIPE security    and discussions related to other potential PIPE
transactions.
         Please clarify the outcome of these discussions.
25. When you refer to the CLAQ management team or the Board, identify the management team and Board members that are referred to or confirm that you mean all members of your Board or management team. In addition, please expand the description of the transaction timeline to include any relevant disclosure about:

                whether the sponsor and management and affiliates have a track record with
              SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;

                whether the sponsor has other SPACs in the process of searching for a target company and whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

                the negotiation of the Earnout Shares or of any other contingent payments to be
 Eli Spiro
CleanTech Acquisition Corp.
March 1, 2022
Page 7
              received by shareholders of Nauticus and the underlying reason why Earnout Shares were negotiated;

                any involvement of Chardan Capital Markets, LLC with the transaction or PIPE investment, including the extent and level of diligence, if any, performed by Chardan
              Capital Markets, LLC; and

                any discussions involving continuing employment or involvement for any persons affiliated with CLAQ before the merger, any formal or informal commitment to retain Chardan Capital Markets, LLC or any other financial advisors after the merger, and any pre-existing relationships between CLAQ (or individuals affiliated with
              CLAQ) and additional investors.
CleanTech Acquisition Corp.'s Board of Directors' Discussion of Valuation and Reasons for the
Approval of the Business Combination, page 83

26. We note your disclosure that in deciding to approve the business combination your board relied upon the results of due diligence, including the fact that ATW Special Situations I
         LLC retained third party advisors with specialties in industrial manufacturing and business scalability to validate and assess the business of Nauticus. Please disclose if your board was provided the results of this due diligence and summarize the material elements of this diligence if so.
Certain Nauticus' Projected Financial Information, page 84

27. We note the projected revenue forecast for Nauticus includes assumptions based on contractual arrangements and the expected launch of Nauticus' commercial services fleet under its RaaS business model. Disclose when Nauticus assumed the RaaS business model would launch and all other assumptions Nauticus used in preparing its projections.
         For example, quantify the assumptions used for hiring personnel, the level of demand for ocean robotic systems, the cost of manufacturing, cost of components, the length of the sales cycle, and maintenance and refurbishing costs for the planned systems.
28. Tell us why you believe Nauticus has sufficient engagement with customers and a reasonable basis to project demand through 2024 given the developmental stage of
         Nauticus' business and your disclosure on page 37 that Nauticus has had "no hard commitments" to enter into RaaS subscriptions.
29. We note that the CLAQ Board compared Nauticus' forecasts to the market capitalization, enterprise value and implied valuation multiples of a number of public companies.
       Discuss how the comparable companies were selected. In addition, disclose if any formal
FirstName LastNameEli Spiro
       analysis or valuation framework was prepared for or by the CLAQ Board. Please
Comapany
       also NameCleanTech
            provide disclosureAcquisition Corp. information and figures the CLAQ Board about the material
March considered
       1, 2022 Pagein 7performing this comparison of Nauticus' peers.
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Interests of Certain Persons in the Business Combination, page 86

30. Revise the conflicts of interest discussion to highlight any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company held by the sponsor or its affiliates. Additionally, clarify how the board considered those conflicts in negotiating and recommending the business combination.
31. We note that Chardan Capital Markets, LLC ("Chardan") performed additional services after the IPO and its marketing fee was deferred and conditioned on completion of a business combination. You also describe that Chardan, whose head of capital markets is one of your directors, is paid a fee of $10,000 per month for providing you with office space and on page 175 state that payment of this fee may be delayed until completion of the initial business combination. Please quantify the aggregate fees payable to
         Chardan that are contingent on completion of the business combination, including any other fees owed in connection with the Financial Advisory Agreement. Further, please clarify if Chardan is also owed a 6.0% fee for the secured debentures that are part of your
         "PIPE Investment" or revise your disclosure as appropriate.
Proposal No. 4E: Required Stockholder Vote to Amend the Amended and Restated Bylaws, page
96

32. Clarify, as stated elsewhere, that this proposal provides for the amendment of your bylaws by either your board of directors or by the required two-thirds vote of your stockholders.
Material U.S. Federal Income Tax Consequences, page 109

33. We note your Agreement and Plan of Merger indicates that the parties intend for the
         business combination to qualify as a    reorganization    within the
meaning of
         Section 368(a) of the Internal Revenue Code. Please revise your discussion of material
         U.S. federal income tax consequences to describe the consequences if the business combination fails to qualify as such. Further, to support such a conclusion, please include an opinion of counsel that supports this conclusion. See Item 601(b)(8) of Regulation S-
         K. Finally, include a question in your "Questions and Answers about the Proposals" that addresses these potential tax consequences.
Information About Nauticus Robotics, Inc.
Overview, page 120

34. Please ensure that your disclosure accurately reflects the current status of your business and distinguishes actual accomplishments from your plans. For example, here you state
         your    approach will transform the industry to an economically
efficient and
         environmentally sustainable model    whereas you note the    early
stage    of your business
         development on page 140 and elsewhere.
35.      Please disclose the basis for the assertion that Nauticus    services
can or
         will reduce greenhouse gas emissions. Similarly, disclose the basis for the assertion
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         that Nauticus    services can or will reduce a customer's carbon
footprint from smaller
         surface vessels, resulting in lower operational costs.
Market Opportunity, page 123

36. Provide the sources for the assertions you make about market growth on pages 123 and
         124. For example, we note your assertions about the    tremendous
growth    in the wind
         farm offshore market that is expected to double by 2030, the installation of 15,000 wind turbines, and the 40% growth in global protein demand by 2050. Please also explain your
         references to    Worldwide Energy (O&G & Wind) IMR    and    3rd
Offset Strategy.
Customers and Partners, page 128

37. We note your disclosure on page 33 that Nauticus generated almost all of its revenue in
         2020 and 2021 from 3 customers. We also note your disclosure here that Nauticus is
         "teaming with" Leidos, Inc. to deliver ocean vehicles and has investment relationships with Transocean, Inc. and Schlumberger. Revise your disclosure to describe any material
         contracts related to Nauticus' customers or any other parties   or
upon which
         Nauticus' business is substantially dependent. File a copy of any such agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Information About Nauticus Robotics, Inc.
Customers and Partners, page 128

38. We note from your disclosure on page 120 that your customers include both commercial and government entities. However, your disclosure here only refers to government customers. Please revise to clarify your current and intended customers.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Nauticus
COVID-19 Impact, page 132

39. You state both here and on page F-44 that the pandemic has adversely affected your business, results of operations and financial condition. Please revise your results of operations discussion to address specifically how the pandemic affected your results, including quantification of the impact when appropriate, or otherwise revise to clarify this disclosure.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019, page 136

40. We note revenue decreased 31% between 2019 and 2020 due to the completion of projects in 2019, a reduction in sales to a related party and a smaller number of projects in
         2020. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting
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         fluctuations in revenue. Similar revisions should be made throughout your results of
         operations disclosures for other line items. Refer to Item 303(a)(3) of Regulation S-K and
         Section III.D of SEC Release No. 33-6835.
41. Please revise to clarify from which of your products and services you generated revenue and separately explain the fluctuations in each of the product and service revenue streams for each period presented. Also, disclose the number of ongoing projects each period, and describe the products and services involved and the terms of such ongoing projects. Lastly, consider including a discussion of your project backlog.
Unaudited Pro Forma Condensed Combined Financial Information, page 143

42. You state that no pro forma adjustment was recorded for the Earnout Shares as there will be no net impact on additional paid-in-capital on a pro forma combined basis. Please explain further how you intend to account for the Earnout Shares and provide the specific guidance you considered.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 149

43. Please revise the footnotes to pro forma balance sheet adjustment (B) and statement of operations adjustment (DD) and include the terms of the debentures to support each adjustment. In this regard, disclose how the warrants were valued and any assumptions used in such valuation and provide support for your calculation of interest expense.
Rights, page 155

44. Specify the number of rights issued in your initial public offering and the number of shares of common stock underlying those rights that may be issued upon the consummation of your initial business combination if the rights certificates are returned by their respective holders.
Comparison of Stockholders' Rights, page 159

45. We note that the summary of your forum selection provision identifies the Court of
         Chancery of the State of Delaware as the exclusive forum for certain litigation, including
         any    derivative action." However, the form of amended and restated
bylaws, Annex C,
         does not appear to include a corresponding provision. Please disclose here and in your amended and restated bylaws whether this provision applies to actions arising under the
         Exchange Act or the Securities Act or both. In that regard, we note that Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts.
Directors and Executive Officers of CLAQ, page 170

46. Please provide specific dates of service for the past and present occupations held for each
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         of your executive officers and directors during the past five years.
Refer to Item 401(e) of
         Regulation S-K.
Directors and Executive Officers of Nauticus, page 176

47. Where not provided, please revise to include specific dates of service for the past and present occupations held for each of your executive officers and directors during the past five years. Refer to Item 401(e) of Regulation S-K.
Related Party Loans, page 187

48. We note your disclosure that your co-sponsors or its officers and directors may make loans to finance transaction costs in connection with the initial business combination as well as certain loans that may be made by Chardan Capital Markets, LLC. Clarify the terms and purpose of any loans from Chardan Capital Markets, LLC. Please disclose if any borrowings under the loans described in this section were made after September 30,
         2021.
Nauticus Related Person Transactions, page 189

49. You disclose on page 136 and elsewhere that you have made sales to Transocean, a related party. Please provide the information required by Item 404 of Regulation S-K.
Nauticus Robotics, Inc. Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-45

50. Please revise here to clarify, if true, that you have not yet produced and sold any products and are still in the development phase or otherwise clarify which products you have produced and sold. In this regard, you state in your Risk Factors and Business sections that you are currently developing your products and expect to launch your core product in late 2022; however, we note you recorded product revenue in all periods presented, which in 2019 comprised approximately 28% of total revenue. Ensure your disclosures clearly explain the products you have sold and/or to what the recognized product revenue relates. Also, separately discuss the nature of the services you currently offer.
51. Please revise to disclose whether, and how often, you reassess the total estimated costs to completion under your service contracts. Refer to ASC 606-10-25-35.
52. We note the total cost plus and fixed fee revenue amounts disclosed here do not agree to total revenue for the year ended December 31, 2020. Please revise or advise.
53. Please revise to disclose the typical length of your contracts for both product and service arrangements. Also, disclose the amount of any unsatisfied remaining performance obligations as of period end and when you expect to recognize the revenue. Refer to ASC
         606-10-50-13.
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
March      NameCleanTech Acquisition Corp.
       1, 2022
March121, 2022 Page 12
Page
FirstName LastName
54. Please revise to disclose how you determine the transaction price for your contracts, including any methods, inputs and assumptions used, and how you allocate the transaction price, including how you estimate the stand-alone selling price. Refer to ASC 606-10-50-
         20.
55. We note your customer advances balance increased significantly between 2019 and 2020 and again as of September 30, 2021. Please revise to explain the reason for the significant increase in this balance from period to period and disclose the amount of revenue recognized in each period that was included in the contract liability balance as of the beginning of the period. Similarly, we note your accounts receivable and contract asset balances decreased between 2019 and 2020 and then increased again as of September 30,
         2021. Please similarly revise to address the fluctuations in these balances. Refer to
         ASC 606-10-50-8(b) and 50-10.
Major Customer and Concentration of Credit Risk, page F-47

56. Please revise to separately disclose the total revenue from each customer that accounted for more than 10% of your revenue for each period presented. Refer to ASC 280-10-50-
         42. In your response, please provide us with the name of each customer.
Note 5. SBA Paycheck Protection Program Loan, page F-50

57. We note that while your application for forgiveness of the PPP loan was approved by
         Frost Bank prior to December 31, 2020, SBA approval was not received until May 20,
         2021. Please explain why you recognized the forgiveness of such debt in fiscal year 2020, and how you determined that you were legally released from such obligation prior to the
         SBA's approval. Refer to ASC 405-20. Also, tell us where you classified the proceeds from and forgiveness of these loans in your statement of cash flow.
10. Related Party Transactions, page F-54

58. We note your disclosure regarding revenue recognized in 2019 and 2020 from
         Transocean, a related party. However, these amounts do not agree to the related party revenue presented on the face of your statement of operations. Please revise or advise.
         Additionally, please tell us whether any of your other customers are related parties and, if so, revise to disclose this fact here along with the related revenue and accounts receivable for each such customer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Eli Spiro
CleanTech Acquisition Corp.
March 1, 2022
Page 13

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameEli Spiro
                                                          Division of
Corporation Finance
Comapany NameCleanTech Acquisition Corp.
                                                          Office of Technology
March 1, 2022 Page 13
cc:       Giovanni Caruso
FirstName LastName